

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

April 17, 2007

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil and Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

> **Re:** **Avalon Oil and Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
> **Filed February 14, 2007**
> **Response Letter Dated March 20, 2007**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Supplemental response letter dated March 20, 2007

1. Please submit the response letter under this heading in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

2. In your next supplemental response letter to us, please provide the representations requested at the end of our comment letter.

3. You state in the introductory paragraph to your supplemental response letter that your responses were "prepared by our accountants." Please indicate whether the

accountants that prepared this response are the same accountants that audited the financial statements included in the Form 10-KSB for the fiscal year ended March 31, 2006. If they are, please explain to us in further detail what service your accountants provided in preparing your responses.

4. If the accountants that audited your financial statements prepared your response letter, please have your independent auditor explain to us how they have met the independence requirements outlined by Rule 2-01(b) of Regulation S-X or otherwise advise. In this regard, refer to Preliminary Note 2 which states that "In considering this standard, the Commission looks in the first instance to whether a relationship or the provision of a service: (a) creates a mutual or conflicting interest between the accountant and the audit client; (b) places the accounting in the position of auditing his or her own work; (c) results in the accountant acting as management or an employee of the audit client; or (d) places the accountant in a position of being an advocate for the audit client."

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Controls and Procedures, page 11

5. We note that your supplemental response letter did not address prior comment number one. Therefore, we reissue that comment in its entirety.

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "Within the 90 days prior to the date of this report." Please note that Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-B, paragraph 4(c) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended December 31, 2006.

6. We note that your supplemental response letter did not address prior comment number two. Therefore, we reissue that comment in its entirety.

You also state that there were no "significant changes" in your "internal controls" and no other factors that could "significantly affect" these controls subsequent to the date of their evaluation. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended December 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2006

Note 1. Summary of Significant Accounting Policies, page 7

Natural Gas and Oil Properties, page 8

7.   We note from your response to prior comment number 14 that your accounting policy is to perform a ceiling test "on an annual basis and at such other times that [the Company] has indications that its full cost pool may be impaired." Please revise your policy to comply with Rule 4-10(c)(4)(i)(A) of Regulation S-X which requires a ceiling test to be performed as "of the date of the latest balance sheet presented." In this regard, a quarterly ceiling test is required to be performed by companies following the full cost method of accounting. This is further contemplated within SAB Topic 12:D.3.b and c, which indicates that guidance provided is applicable to both interim and annual periods. Please confirm that you will revise your accounting policy to comply with this requirement or otherwise advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief